Filed Pursuant to Rule 424(b)(3)

Registration No. 333-295328

PROSPECTUS SUPPLEMENT NO. 7

(TO PROSPECTUS DATED MAY 7, 2026)

Up to 50,000,000 Common Shares

TOP SHIPS INC.

This is a supplement (the “Prospectus Supplement”) to the prospectus, dated May 7, 2026 (as supplemented or amended from time to time, the “Prospectus”) of TOP Ships Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-295328), as amended from time to time.

This Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with the information contained in the Company’s Report on Form 6-K, furnished to the U.S. Securities and Exchange Commission (the “Commission”) on September 17, 2026 (the “Form 6-K”). Accordingly, the Form 6-K is attached to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 17, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

20 Iouliou Kaisara Str
19002, Paiania
Athens-Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

On September 16, 2026, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit 99.1. Press release dated September 16, 2026

The information contained in this Report, except for the commentary of Evangelos J. Pistiolis contained in Exhibit 99.1, is hereby incorporated by reference into the Registrant’s registration statements on Form F-3 (File Nos. 333-290238, 333-268475 and 333-267545).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Date: September 17, 2026	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

EXHIBIT 99.1

TOP Ships Inc. Announces Net Income of $6.5 Million, Diluted Earnings per Share of $0.61 and Stockholders’ Equity of $76.7 Million for the Six Months Ended June 30, 2026

ATHENS, Greece, Sept. 16, 2026 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company” or “TOP Ships”) (NYSE American: TOPS), an international owner and operator of modern, fuel-efficient “ECO” tanker vessels, today announced its financial results for the six months ended June 30, 2026. The Company reported net income of $6.5 million, revenues of $25.5 million, EBITDA of $17.2 million and net cash provided by operating activities of $11.1 million. Basic and diluted earnings per common share were $0.68 and $0.61, respectively. As of June 30, 2026, the Company had cash and cash equivalents (including restricted cash) of $13.3 million, total assets of $373.5 million and total stockholders’ equity of $76.7 million. The Company’s unaudited interim condensed consolidated financial statements and related operating and financial review for the six months ended June 30, 2026 are included in the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission on September 15, 2026.

Evangelos J. Pistiolis, President and Chief Executive Officer of TOP Ships, commented:

“The first half of 2026 was profitable and cash-generative. We earned net income of $6.5 million and EBITDA of $17.2 million on revenues of $25.5 million and generated $11.1 million of net cash from operating activities.

At the same time, we have significantly reshaped the Company’s growth profile. Our newbuilding program now comprises eight high-specification 47,499 dwt MR product tankers scheduled for delivery between 2028 and 2029, one of which we have agreed to sell. Each vessel comes with a seven-year time charter with Trafigura commencing on its delivery, with a charterer’s option to extend for four additional years, representing contracted revenue of $539.8 million, including the optional periods and excluding the vessel we have contracted to sell.

Subsequent to June 30, 2026, we agreed to acquire three additional high-specification, scrubber-fitted 49,940 dwt MR newbuildings, which come with five-year time charters to an oil major, with a charterer’s option to extend for one additional year, adding $140.6 million of contracted revenue including the optional periods. Approximately 85% of the construction installments for these vessels are financed, or expected to be financed, through lease financing arrangements agreed as part of these transactions.

The result is a modern, fuel-efficient fleet with employment secured from the delivery of each vessel. In aggregate, our newbuilding program represents contracted revenue, including the optional periods, of $680.4 million, providing long-term revenue visibility. Consistent with this focus on our core business, in July we elected not to proceed with the potential acquisition of certain residential real estate assets in Dubai and applied the $23.5 million paid under the related letter of intent toward the acquisition of the three MR newbuildings referred to above. Finally, we continue to pursue the divestiture of the megayacht M/Y Para Bellvm with the objective of releasing capital for redeployment into our core tanker business.”

About the Company

TOP Ships Inc. is an international owner and operator of ocean-going vessels focusing on modern, fuel-efficient eco tanker vessels transporting crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. The Company’s tanker operating fleet has a total capacity of 857,000 dwt and consists of one 50,000 dwt product/chemical tanker, one 157,000 dwt Suezmax tanker, two 300,000 dwt VLCCs and, through a joint venture, 50% interests in two 50,000 dwt product tankers. The Company has entered into newbuilding contracts for eight 47,499 dwt MR newbuilding tankers scheduled for delivery from the second quarter of 2028 through the fourth quarter of 2029, one of which it has agreed to sell, and has entered into a share purchase agreement to acquire three shipowning companies that have entered into newbuilding contracts for three high-specification 49,940 dwt MR newbuilding tankers scheduled for delivery in 2029, with closing expected to occur by September 30, 2026. In addition, the Company owns the megayacht M/Y Para Bellvm, which it has announced its intention to divest. The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Athens, Greece. Its common shares trade on the NYSE American under the symbol “TOPS”.

Non-GAAP Measures

EBITDA is not a measure prepared in accordance with U.S. GAAP. The Company defines EBITDA as earnings before interest, taxes, depreciation and amortization. EBITDA is used as a supplemental financial measure by management and by external users of the Company’s financial statements to assess financial and operating performance, and the Company believes it assists investors by increasing the comparability of its performance from period to period. EBITDA is not an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP, and as presented may not be comparable to similarly titled measures of other companies. The table below reconciles EBITDA to net income, the most directly comparable U.S. GAAP measure.

Reconciliation of Net Income to EBITDA – Six months ended June 30,

(Expressed in millions of U.S. Dollars)	2025	2026
Net Income	7.6	6.5
Add: Vessel depreciation	6.9	5.1
Add: Interest and finance costs	10.0	5.7
Less: Interest income	(0.1)	(0.1)
EBITDA	24.4	17.2

For more information about TOP Ships Inc., visit its website: www.topships.org.

Cautionary Note Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the expected delivery of the Company’s newbuilding vessels, the expected closing of the share purchase agreement described herein, the expected financing of the Company’s remaining contractual commitments, the commencement and performance of the time charters referred to herein, the intended divestiture of the Company’s megayacht and potential equity release that may be realized in connection with a divestiture, the redeployment of capital, and the Company’s expectations regarding the positioning of its fleet and its future operating performance.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending,” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records, and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

For further information please contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org